UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

CHINA BROADBAND, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

16938M 104

(CUSIP Number)

Clive Ng, c/o China Broadband, Inc.
1900 Ninth Street, 3rd Floor, Boulder, Colorado 80302
(303) 449-7733

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continues on following pages)

CUSIP No. 16938M 104	Schedule 13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

Clive Ng
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Malaysia
	7.	SOLE VOTING POWER:

		26,098,153 [1]
NUMBER OF	8.	SHARED VOTING POWER:
SHARES
BENEFICIALLY		0
OWNED BY	9.	SOLE DISPOSITIVE POWER:
EACH REPORTING
PERSON WITH		26,098,153 [1]
	10.	SHARED DISPOSITIVE POWER:

		0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

26,098,153 [1]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

52.1%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1) Includes 3,582,753 shares held by 88 Holdings, Inc. and 22,515,400 shares held by China Broadband Partners, Ltd. Mr. Ng controls and owns 100% beneficial ownership over both of these entities. This filing reflects beneficial ownership by Mr. Ng after giving effect to the private sale of an aggregate of 7,017,814 shares by China Broadband Partners, Ltd. on January 11, 2008 to various accredited investors for aggregate gross proceeds of $7,017.80 as previously reported by Mr. Ng on January 15, 2008. Also reflects beneficial ownership by Mr. Ng after giving effect to the transfers, as previously reported by Mr. Ng on January 15, 2008, by China Broadband Partners, Ltd. of: 400,000 shares to an escrow agent, Heller Horowitz & Feit, P.C., for the benefit of an individual not affiliated with Mr. Ng, and to be released to such person upon satisfaction of certain conditions pursuant to the terms of a settlement agreement, dated as of January 11, 2008; 28,444 shares to be disposed to a charity designated by such assignee upon satisfaction of certain conditions under the Settlement Agreement; and 566,790 shares committed to be disposed of to five accredited investors subject to satisfaction of certain conditions pursuant to the terms of the Settlement Agreement. Prior to the aforementioned transactions, Mr. Ng beneficially owned an aggregate of 34,111,201 shares of the Issuer.

CUSIP No. 16938M 104	Schedule 13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

88 Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Colorado
	7.	SOLE VOTING POWER:

		3,582,753 [2]
NUMBER OF	8.	SHARED VOTING POWER:
SHARES
BENEFICIALLY		0
OWNED BY	9.	SOLE DISPOSITIVE POWER:
EACH REPORTING
PERSON WITH		3,582,753 [2]
	10.	SHARED DISPOSITIVE POWER:

		0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,582,753 [2]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.2%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(2) Represents 3,582,753 shares held by 88 Holdings, Inc. Mr. Ng controls and owns 100% beneficial ownership over this entity.

CUSIP No. 16938M 104	Schedule 13D	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

China Broadband Partners, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands
	7.	SOLE VOTING POWER:

		22,515,400 [3]
NUMBER OF	8.	SHARED VOTING POWER:
SHARES
BENEFICIALLY		0
OWNED BY	9.	SOLE DISPOSITIVE POWER:
EACH REPORTING
PERSON WITH		22,515,400 [3]
	10.	SHARED DISPOSITIVE POWER:

		0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

22,515,400 [3]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

45%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(3) Includes 22,515,400 shares held by China Broadband Partners, Ltd. Mr. Ng, controls and owns 100% beneficial ownership over this entity. This filing reflects beneficial ownership by Mr. Ng after giving effect to the private sale of an aggregate of 7,017,814 shares by China Broadband Partners, Ltd. on January 11, 2008 to various accredited investors for aggregate gross proceeds of $7,017.80 as previously reported by Mr. Ng on January 15, 2008. Also reflects beneficial ownership by Mr. Ng after giving effect to the transfers, as previously reported by Mr. Ng on January 15, 2008 by China Broadband Partners, Ltd. of: 400,000 shares to an escrow agent, Heller Horowitz & Feit, P.C., for the benefit of an individual not affiliated with Mr. Ng, and to be released to such person upon satisfaction of certain conditions pursuant to the terms of the Settlement Agreement; 28,444 shares to be disposed to a charity designated by such assignee upon satisfaction of certain conditions under the Settlement Agreement; and 566,790 shares committed to be disposed of to five accredited investors subject to satisfaction of certain conditions pursuant to the terms of the Settlement Agreement. Prior to the aforementioned transactions, China Broadband Ltd. beneficially owned an aggregate of 30,528,448 shares of the Issuer.

SCHEDULE 13D

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the common stock, par value $.001 per share (the “Common Stock”), of China Broadband, Inc., formerly Alpha Nutra, Inc. (the “Issuer”) whose executive offices are located at 1900 Ninth Street, 3rd Floor, Boulder, Colorado 80302.

Except as modified in the other items of this report, there has been no change in the information previously reported in the Schedule 13D previously filed by Clive Ng individually, and on behalf of 88 Holdings, Inc. and China Broadband Partners, Ltd. (collectively, the “Reporting Persons”).

Item 3. Source and Amount of Funds or Other Consideration.

See Item 4. below.

Item 4. Purpose of Transaction.

Certain of the Reporting Persons entered into the following transactions pursuant to a settlement agreement and pursuant to a purchase and escrow agreement between Mr. Ng and other parties described below.

On January 11, 2008, the Issuer entered into a Settlement Agreement (the “Settlement Agreement”) by and among the Issuer, its subsidiary China Broadband Ltd., Stephen P. Cherner, Maxim Financial Corporation, Mark L. Baum, BCGU, LLC, Mark I Lev, Wellfleet Partners, Inc., Yue Pu, Clive Ng, Chardan Capital Markets, LLC, Jaguar Acquisition Corporation, and China Cablecom Holdings, Ltd. Pursuant to the Settlement Agreement, Mr. Ng agreed to sell an aggregate of 7,017,814 shares owned by China Broadband Partners, Ltd. to various accredited investors for aggregate gross proceeds of $7,017.80.

Pursuant to the same agreement, Mr. Ng also agreed to transfer 400,000 shares owned by China Broadband Partners, Ltd. to the escrow agent Heller Horowitz & Feit, P.C., for the benefit of an individual not affiliated with the Reporting Persons, and to be released to such person upon satisfaction of certain conditions pursuant to the terms of the Settlement Agreement. In addition, 28,444 shares owned by China Broadband Partners, Ltd. will be disposed to a charity designated by such assignee upon satisfaction of certain conditions in the Settlement Agreement. Mr. Ng also committed to transfer 566,790 shares to five accredited investors subject to satisfaction of certain conditions contained in the Settlement Agreement.

Except as described above, the Reporting Persons have no definitive plan, arrangement or understanding to seek (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) to cause the Issuer to engage in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) to sell or transfer a material amount of assets of the Issuer or any of its subsidiaries, (iv) to cause the Issuer to change its current board of directors or management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (v) to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, (vi) to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities organization, (vii) to cause the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (viii) to take any action similar to the above.

Item 5. Interest in Securities of the Issuer.

The Reporting Persons, collectively, currently own an aggregate of 26,098,153 shares of Common Stock of the Issuer, including 3,582,753 shares held by 88 Holdings, Inc. and 22,515,400 shares held by China Broadband Partners, Ltd., which represents 52.1% of the Issuer's Common Stock based on 50,048,000 shares of Common Stock issued and outstanding as of January 11, 2008. Mr. Ng has the sole power to vote or direct the vote, and to dispose or direct the disposition of such 26,098,153 shares.

Except as set forth in Items 4 of this Amendment No. 1, the Reporting Persons have not effected any other transaction in any securities of the Issuer in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4. above.

Item 7. Material to Be Filed as Exhibits.

(1)	Not applicable.

(2)	Not applicable.

(3)
Settlement Agreement dated as of January 11, 2008 by and among the Issuer, its subsidiary China Broadband Ltd., Stephen P. Cherner, Maxim Financial Corporation, Mark L. Baum, BCGU, LLC, Mark I Lev, Wellfleet Partners, Inc., Yue Pu, Clive Ng, Chardan Capital Markets, LLC (“Chardan Capital”), Jaguar Acquisition Corporation (“Jaguar”), and China Cablecom Holdings, Ltd (“Cablecom Holdings”) filed as an exhibit to the Issuer’s Current Report on Form 8-K, dated January 11, 2008, filed with the Commission on January 17, 2008 and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: January 23, 2008

/s/ Clive Ng Clive Ng

88 HOLDINGS, INC.

By:	/s/ Clive Ng
Name: Clive Ng Title: President

CHINA BROADBAND PARTNERS, LTD.

By:	/s/ Clive Ng
Name: Clive Ng Title: President